Filed by ONTRACK Data International, Inc. pursuant to Rule 425 of the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                       under the Securities Exchange Act of 1934
                               Subject Company: ONTRACK Data International, Inc.
                                                     Commission File No. 0-21375
                    ------------------------------------------------------------


On April 2, 2002, ONTRACK Data International, Inc. circulated the following Q&A document to its employees (contents of the web sites referred to in this Q&A document are not incorporated by reference into this filing):

                          -----------------------------

--------------------------------------------------------------------------------
                          ONTRACK EMPLOYEE FAQ DOCUMENT
                             KROLL / ONTRACK MERGER
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
INTRODUCTION
--------------------------------------------------------------------------------

Kroll Inc. has entered into a definitive agreement to acquire Ontrack in a stock-for-stock merger. Under the terms of the agreement, subject to a collar, the purchase price (payable in Kroll common stock) will be $12.50 per each outstanding share of Ontrack common stock. The transaction is valued at approximately $140 million based on the number of shares of Ontrack common stock currently outstanding, plus issued stock options, which will vest upon closing.

The acquisition is complementary to both companies and will allow Ontrack to continue to operate the majority of its business without interruption. For the DataTrail business, however, we will have more resources at our disposal to expand our market presence for our electronic discovery and computer forensic services. With Kroll's strong relationships with law firms and Fortune 500 companies, we can be a leading player in this market in a fraction of the time it would have cost us if we tried to do it alone.

During the next few months, the companies will work through the legal and financial details of closing the deal. Also during this time period, the senior management teams will work to develop plans to merge their computer forensic and electronic discovery businesses. Until the acquisition is closed, both companies will operate completely independent and, during that time, it is critical that Ontrack keep its eye on its business. Our goals do not change -- we still need to focus all of our energy and attention on achieving our 2002 revenue and operating margin goals.

As time passes, we will learn more details and pass them along to you.


--------------------------------------------------------------------------------
KROLL INFORMATION
--------------------------------------------------------------------------------

WHO IS KROLL?

Kroll is a leading provider of investigation, intelligence, security and risk mitigation consulting services. They have a network of 55 offices, which are located in 17 countries in which they provide information, analysis and solutions through three business segments:

Consulting services: This includes: 1) business investigations and intelligence services which consist of non-financial due diligence, litigation support, fraud investigations, monitoring services and special inquiries and intellectual property infringement investigations; and 2) financial services which consist of forensic accounting, recovery and restructuring, asset tracing and analysis services and pre-acquisition financial due diligence.

Security services: This includes: 1) security services such as threat assessment, risk and crisis management, corporate security planning and executive protection, security architecture and design, and electronic countermeasures; and 2) technology services such as computer forensics, information security, and litigation and systems support services.

Employee screening services: This includes pre-employment background checking, drug-testing and surveillance services.

As of December 31, 2001, Kroll had 1519 employees in their worldwide organization. Revenues for their year ended December 31, 2001 were $208 million. Their corporate headquarters are in New York at 900 Third Avenue and their Web site is www.krollworldwide.com. Kroll trades on NASDAQ under the symbol KROL.


--------------------------------------------------------------------------------
WHY MERGE?
--------------------------------------------------------------------------------

In the simplest terms, this merger is an opportunity for Ontrack to accelerate growth in our service businesses. This merger will combine the world-class technology and scalable service delivery capabilities of Ontrack with the Kroll sales channel and geographical reach, both of which are very impressive.

Kroll's clientele includes 238 of the top 250 U.S. law firms, 48 of the Fortune 50, 350 of the Fortune 500 and a number of government agencies. Access to these relationships is expected to bring immediate opportunity for the combined company to have a leading position in the electronic discovery and computer forensics markets. In addition, Kroll's expansive geographical coverage provides the opportunity to extend our reach around the globe for our world-class data recovery capabilities.

In addition to these strategic benefits, Ontrack's shareholders are expected to enjoy improved liquidity in their stock holdings and a significant premium over our current market price.

This merger is expected to benefit both organizations, their shareholders, and all employees. Growth brings opportunity for everyone and we expect outstanding growth as a result of combining the two organizations.


--------------------------------------------------------------------------------
STRUCTURE AND MERGER PLAN
--------------------------------------------------------------------------------


Q.       HOW WILL THE ORGANIZATIONAL STRUCTURE CHANGE?

A. The merger will create a fourth segment within Kroll, called the "Data Recovery & Discovery Group",which will report to Ben Allen in his capacity as President of the new group. Ben will report directly to Mike Cherkasky, Kroll's President & CEO. We do not anticipate any other reporting changes for the current employees of Ontrack. However, as part of the merger, the Kroll computer forensics business (approximately $5M in revenue) will fold into Ontrack's operations over time.

         It is important to remember that there will be no official changes until we complete the closing process, which is anticipated to occur late Q2 or early Q3 of 2002. Until closing, Ontrack continues to be a stand-alone public company operating in a "business as usual" manner.


                         KROLL'S FOUR BUSINESS SEGMENTS


-------------------------------------------------------------------------------------------------------------------
                CONSULTING                    EMPLOYEE             SECURITY SERVICES         DATA RECOVERY &
              SERVICES GROUP              SCREENING GROUP               GROUP                DISCOVERY GROUP

-------------------------------------------------------------------------------------------------------------------
            Investigations and             Background Checks        Crisis Management        Electronic Discovery
              Intelligence

-------------------------------------------------------------------------------------------------------------------
            Corporate Recovery           Executive Screening        Architectural Security      Data Recovery
                                                                         Consulting

-------------------------------------------------------------------------------------------------------------------
            Forensic Accounting      Disability Claims Integrity   Travel and Political Risk    COMPUTER FORENSICS*
                                                                          Management

-------------------------------------------------------------------------------------------------------------------
            Litigation Support         Substance Abuse Testing       Executive Protection       Software Utilities

-------------------------------------------------------------------------------------------------------------------
              Asset Searching             Vendor Screening           Information Security        New Opportunities

-------------------------------------------------------------------------------------------------------------------
               Due Diligence                Surveillance

-------------------------------------------------------------------------------------------------------------------

         * includes 15-20 employees from Kroll (approximately $5 million in revenue)


--------------------------------------------------------------------------------
GUIDELINES AND PRINCIPLES
--------------------------------------------------------------------------------

Q. ARE THERE ANY GENERAL LEGAL GUIDELINES AS TO HOW ONTRACK'S BUSINESS WILL BE OPERATED UNTIL THE CLOSING OF THE MERGER?

A. The two companies cannot act as one entity until the merger is closed, which we currently estimate will be late Q2 or early Q3 2002. The closing of the merger is subject to customary closing conditions and regulatory approvals of a transaction of this nature. Some general guidelines for Ontrack and Kroll pre-closing are as follows:

         - The parties should not take concrete steps towards integrating operations prior to close of the merger, such as making joint sales calls.

         - The parties should avoid the disclosure of competitively sensitive, forward-looking information, such as pricing plans, marketing plans or profit margins. When disclosure of such sensitive information is required, please receive direction from your manager.

         - The parties should limit, to the extent possible, the number of people involved in the exchange of information until the transaction is closed.

--------------------------------------------------------------------------------
HOW WILL THIS AFFECT ME?
--------------------------------------------------------------------------------

Q.       WHAT ARE KROLL'S INTENTIONS WITH RESPECT TO JOBS AT ONTRACK?

A. There are no plans to reduce our workforce as a result of this merger. Kroll views Ontrack as a well-managed company and does not want to do anything to disrupt that. Their intention is to provide us with more channels for our service offerings.

Q.       WHAT WILL HAPPEN TO OUR COMPENSATION AND BENEFIT PROGRAMS?

A. With the exception of the few plans listed below, all Compensation Programs, Incentive Plans, and Benefit Plans for both U.S. and International offices will be preserved throughout 2002.

         U.S. and International Plans:                 U.S. plans:
         -    ESPP                                   -      401(k)
         -    Stock Options

         Information pertaining to each of these plans is outlined below.

Q.       WHAT HAPPENS TO OUR CURRENT ESPP?

A. The Ontrack ESPP will continue until the last payroll deduction date before the close of the merger. This means that there will be one final ESPP stock allocation for all participants. The discounted price will be determined as follows:

         Beginning of          End of Offering Period                               Paycheck Contributions Used
         Offering Period
         October 1, 2001       Last payroll deduction date before close              October 1 -- December 31, 2001

         January 1, 2002       Last payroll deduction date before close              January 1 -- March 31, 2002

         April 1, 2002         Last payroll deduction date before close              April 1, 2002 -- Last paycheck before close

         The discounted price will be determined by applying a 15% discount to the lower closing price either on the beginning of the Offering Period or the last payroll deduction before the close as illustrated above.


Q.       DOES KROLL HAVE AN ESPP?

A. Kroll's ESPP is expected to be implemented effective July 1st, 2002. All Ontrack employees will be eligible to participate in this plan once the merger is completed.

Q.       HOW WILL STOCK OPTIONS BE HANDLED?

A. All of Ontrack options outstanding as of the closing of the merger become fully exercisable immediately prior to the closing. Any shares received upon exercise will be converted into Kroll shares at closing of the merger. If you do not exercise your Ontrack option, your Ontrack option will be converted to a Kroll option and will continue to be 100% vested throughout the original option term. The number of shares and exercise price per share of the Kroll option will be determined based on the exchange ratio applicable to the conversion of Ontrack's common stock in the merger. You will receive more detailed information about your stock options at a later date.

         For example, let's say you have 1,000 options to purchase Ontrack stock at an exercise price of $7.50 per share. And then let's say that on the date the merger closes, Kroll's average trading price stock is $17.00 per share. Your Ontrack options would convert into 735 options to purchase Kroll stock at an exercise price of $10.20 per share. The calculation would be as follows:

         Ontrack Exercise Price                               $7.50
         Merger Purchase Price                               $12.50
                                                             ------

         Ratio                                                  .60

         Kroll Stock Price                                   $17.00
                                                             ------

         NEW KROLL OPTION PRICE                              $10.20

         Merger purchase price                               $12.50
         Kroll stock price                                   $17.00
                                                             ------

         Ratio                                               .73529

         Number of Ontrack Options                            1,000
                                                              -----

         NUMBER OF KROLL OPTIONS                                735
                                                          (rounded)



Q.       WHEN AND HOW CAN I EXERCISE THESE NEW KROLL OPTIONS?

A. Kroll will have a program in place to facilitate the exercise of your options. As we move closer to the closing of the merger, we will be providing all option holders with the appropriate details.

Q.       WHAT WILL HAPPEN TO THE ONTRACK 401(k) PLAN IN THE U.S.?

A. Between now and the close of the merger Ontrack and Kroll will determine the best course of action that provides no or minimal disruption to the 401(k) Plan. At this time no changes are being made. More information will be provided on this as the details are worked out.

Q.       WHAT WILL HAPPEN TO THE PENSION PLANS IN THE ONTRACK INTERNATIONAL
         OFFICES?

A.       The International Pension Plans will not change.


Q.       WILL I HAVE THE SAME AMOUNT OF VACATION AND SICK TIME?

A. As indicated above, all U.S. and International Compensation and Benefit programs (which includes vacation, Floating Holiday and sick time) will be preserved throughout 2002.

Q.       WILL U.S. AND INTERNATIONAL HOLIDAY SCHEDULES REMAIN THE SAME?

         The holiday schedules for both U.S. and International offices will be preserved throughout 2002.

Q.       WILL I REMAIN AN ONTRACK EMPLOYEE?

A. Until the close of the merger, you will remain an employee of Ontrack. After the close, you will remain an employee of the combined entity.


--------------------------------------------------------------------------------
EFFECT ON ONTRACK'S PRODUCT AND SERVICE LINES
--------------------------------------------------------------------------------

Q.       WHAT WILL BE THE EFFECT ON ONTRACK'S PRODUCT AND SERVICE LINES?

A. The biggest change will be the availability of a high-powered sales channel for our computer forensics and electronic discovery businesses as well as geographical expansion opportunities for our data recovery business.

Q.       ARE THERE ANY PRODUCTS OR SERVICES THAT WILL BE DISCONTINUED?

A. We do not have any plans to discontinue any products or services as a result of the merger. As always, we will continuously assess the strategic and financial value of all of our products/services.

Q. WHAT WILL THIS DO TO CURRENT DEVELOPMENT EFFORTS UNDERWAY AT ONTRACK? HOW ABOUT FUTURE EFFORTS?

A. We do not expect any changes to our current development efforts or schedules as a result of the merger. We need to continue to rollout products per our 2002 plan to ensure that we meet our financial objectives.

         Ontrack has outstanding development capabilities. Kroll will now have a top-notch development organization and Ontrack will have access to an impressive customer base.

--------------------------------------------------------------------------------
GETTING QUESTIONS ANSWERED
--------------------------------------------------------------------------------

         Timely, valid information exchange is critical to the success of this merger. Ontrack is committed to making communication a top priority throughout this process. The following communication vehicles have been established to keep employees informed during this transition.

         1. FAQ DOCUMENT. The FAQ document will be updated via the Ontranet as new and/or updated information becomes available.

         2. EMAIL ALIAS -- We have established a merger question and answer email address: MERGERQA@ONTRACK.COM. Employees are encouraged to submit questions to this address. We are committed to responding to each question in a timely fashion and/or including the question in the FAQ document.

         3. ONTRANET -- A special section of the Ontranet will be created to provide relevant information pertaining to the merger. This section will be updated on a regular basis.

         4. MANAGEMENT TEAM -- For general questions relating to the merger, employees should contact their direct manager, office manager, or country manager. Contacts for specific topics are listed below:

            -    BENEFITS -- U.S.            Aaron Curti         952-906-4868

            -    HUMAN RESOURCES
            -        US                      Jennifer Schultz     952-949-4008
            -        Germany                 Ilona Moeck          011-49-7031-644-291
            -        UK                      Todd Johnson         011-44-1372-736-615
            -        France                  Paul Dujancourt      011-33 1 69 53 66 85

            -    COMMUNICATIONS -- U.S.      Andrea Eidsness      952-906-4824

            -    CUSTOMER/VENDOR RELATIONS
            -        U.S.                    Tony Cueva           952-949-4156
            -        Germany                 Peter Boehret        011-49-7031-644-280
            -        UK                      Todd Johnson         011-44-1372-736-615
            -        France                  Paul Dujancourt      011-33 1 69 53 66 85

        5. SMALL GROUP MEETINGS - Ben will be hosting meetings with each department over the course of the next couple weeks. These meetings are intended to give employees a chance to ask questions in a smaller group setting.

        6. DOMESTIC/INTERNATIONAL TRAVELS - Between now and close of the merger, Ben will travel to each office to conduct small group meetings. These meetings will give employees the opportunity to ask questions face-to-face, in a small group setting.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

Kroll intends to file a registration statement on Form S-4, which will include a joint proxy statement/prospectus in connection with the transaction. Kroll and Ontrack intend to mail the joint proxy statement/prospectus to their respective shareholders prior to special meetings of their respective shareholders and will request their proxies at that time. Shareholders of Kroll and Ontrack and other investors are urged to read the joint proxy statement/prospectus when it becomes available because it will contain important information about Kroll, Ontrack and the transaction. Any offer of securities will only be made pursuant to the joint proxy statement/prospectus. Shareholders and other investors may obtain a free copy of the joint proxy statement/prospectus when it is available at the SEC's web site at www.sec.gov. A free copy of the joint proxy statement/prospectus may also be obtained from Kroll or Ontrack.

Kroll, Ontrack and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the shareholders of Kroll and Ontrack in favor of the transaction. Information regarding the interests of Kroll's and Ontrack's officers and directors in the transaction will be included in the joint proxy statement/prospectus.

In addition to the proposed registration statement and joint proxy statement/prospectus, each of Kroll and Ontrack files annual, quarterly and special reports, proxy and information statements, and other information with the SEC. You may read and copy any of these reports, statements and other information at the SEC's public reference rooms located at 450 5th Street, N.W., Washington, D.C., 20549, or any of the SEC's other public reference rooms located in New York and Chicago. Please call the SEC at 1-800-SEC-0330 for further information on these public reference rooms. The reports, statements and other information filed by Kroll and Ontrack with the SEC are also available for free at the SEC's web site at www.sec.gov.

This FAQ document does not constitute an offer of any security. Any offer will be made pursuant to an effective registration statement under the Securities Act of 1933, which will also be available on the SEC's website. The prospectus contained in any registration statement will be mailed to shareholders along with proxy solicitation materials and will be available to shareholders without charge from Kroll or Ontrack.

FORWARD LOOKING STATEMENTS

This FAQ document contains forward-looking statements that involve risks, uncertainties and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. For example, statements of expected synergies, accretion, projected results of operations, cash position, timing of closing, industry ranking, execution of integration plans and management and organizational structure are all forward-looking statements. Risks, uncertainties and assumptions include the possibility that the market for the sale of certain products and services may not develop as expected; that development of these products and services may not proceed as planned; that the transaction does not close or that the companies may be required to modify aspects of the transaction to achieve regulatory approval; that prior to the closing of the proposed merger, the businesses of the companies suffer due to uncertainty; that the parties are unable to transition customers, successfully execute their integration strategies, or achieve planned synergies; and other risks that are described from time to time in

Kroll's Annual Report on Form 10-K for the year ended December 31, 2001 and in Ontrack's Annual Report on Form 10-K for the year ended December 31, 2001. If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, Kroll's and/or Ontrack's results could differ materially from their respective expectations in these statements.





                                       ###